UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 1, 2009, Delhaize Group (the “Company”) entered into a $500 million three-year unsecured revolving Second Amended and Restated Credit Agreement (the “Credit Agreement”) by and among the Company, as guarantor, Delhaize America, Inc. (“Delhaize America”), as borrower, the subsidiaries of Delhaize America signatory thereto, as guarantors, the lenders signatory thereto, JPMorgan Chase Bank N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders. The description of the Credit Agreement contained herein is qualified in its entirety by reference to the copy of the Credit Agreement filed as Exhibit 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 4, 2009	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President

Exhibit Index

Exhibit	Description

Exhibit 99.1	Second Amended and Restated Credit Agreement, dated as of December 1, 2009, among Delhaize America, Inc., as borrower, Delhaize Group, as guarantor, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders